UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2021

SOARING EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-40097 (Commission File Number)	N/A (IRS Employer Identification No.)

955 Fifth Avenue

New York, NY 10075

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 209-7280

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	SRNGU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	SRNG	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	SRNGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On August 13, 2021, Soaring Eagle Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company” or “Soaring Eagle”), issued a press release announcing that it has scheduled the extraordinary general meeting of the Company’s shareholders (the “Special Meeting”) in connection with its business combination (the “Business Combination”) with Ginkgo Bioworks, Inc. to be held on September 14, 2021. Notice of the Special Meeting and a proxy statement/prospectus in connection with the Special Meeting will be mailed to the Company’s shareholders of record as of the close of business on August 10, 2021 (the “Record Date”).

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the anticipated timing of the Special Meeting. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of Soaring Eagle’s proxy statement/prospectus relating to the transaction, and in Soaring Eagle’s other filings with the SEC. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company filed the Registration Statement with the SEC, which includes a proxy statement/prospectus that is both the proxy statement to be distributed to the Company’s shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on August 11, 2021 and the definitive proxy statement/prospectus and other relevant documents will be mailed to the Company’s shareholders as of the Record Date. The Company’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement, as these materials contain important information about the parties to the Business Combination. Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and information regarding their interests in the Company are contained in the Registration Statement.

Ginkgo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are contained in the Registration Statement.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated August 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOARING EAGLE ACQUISITION CORP.

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Chief Financial Officer

Date: August 13, 2021

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